Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Nineteenth Meeting of the Third Session of the

Board of Directors of China Life Insurance Company Limited

The nineteenth meeting (the “Meeting”) of the third session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on May 22, 2012 at the President’s Conference Room located at A16 of China Life Plaza, Beijing. The directors were notified of the Meeting by way of a written notice dated May 15, 2012. Yang Mingsheng, Wan Feng and Liu Yingqi, executive directors of the Company, Ma Yongwei, Sun Changji and Anthony Francis Neoh, independent non-executive directors of the Company, attended the Meeting in person. Bruce D. Moore, independent non-executive director of the Company, attended the meeting by conference call. Lin Dairen, executive director of the Company, was on leave for business and authorized in writing, Wan Feng, executive director of the Company, to act on his behalf and cast votes for him. Miao Jiangmin, non-executive director of the Company, was on leave for business and authorized in writing, Liu Yingqi, executive director of the Company, to act on his behalf and cast votes for him. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association (the “AOA”) and Rules of Procedures for the Board of Directors of the Company (the “Procedural Rules for the Board”).

Before the Meeting, the Board received the resignation letters from Mr. Yuan Li, Chairman and executive director of the Company, Mr. Shi Guoqing and Ms. Zhuang Zuojin, non-executive directors of the Company, respectively. Mr. Yuan Li requested to resign from the position as Chairman and executive director of the Company due to reallocation of other job duties. Mr. Shi Guoqing and Ms. Zhuang Zuojin requested to resign from the position as non-executive directors due to age. In accordance with relevant provisions of the Company’s AOA and Procedural Rules for the Board, resignation of Mr. Yuan Li, Mr. Shi Guoqing and Ms. Zhuang Zuojin came into effect immediately. Mr. Yuan Li, Mr. Shi Guoqing and Ms. Zhuang Zuojin confirmed that they have no disagreement with the Board and there are no other matters relating to their resignations that need to be brought to the attention of the shareholders of the Company.

The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion.

Commission File Number 001-31914

1.	Passed the Proposal Regarding Election of Mr. Yang Mingsheng as Chairman of the Third Session of the Board of the Company

The independent non-executive directors gave their independent opinions and agreed on the proposal.

Voting result: 9 for, 0 against, with no abstention

2.	Passed the Proposal Regarding Nomination of Mr. Yang Mingsheng as Candidate for the Executive Director of the Fourth Session of the Board of the Company

The independent non-executive directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the 2012 First Interim General Meeting of the Company for approval.

Voting result: 9 for, 0 against, with no abstention

3.	Passed the Proposal Regarding Nomination of Mr. Wan Feng as Candidate for the Executive Director of the Fourth Session of the Board of the Company

The independent non-executive directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the 2012 First Interim General Meeting of the Company for approval.

Voting result: 9 for, 0 against, with no abstention

4.	Passed the Proposal Regarding Nomination of Mr. Lin Dairen as Candidate for the Executive Director of the Fourth Session of the Board of the Company

The independent non-executive directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the 2012 First Interim General Meeting of the Company for approval.

Voting result: 9 for, 0 against, with no abstention

5.	Passed the Proposal Regarding Nomination of Ms. Liu Yingqi as Candidate for the Executive Director of the Fourth Session of the Board of the Company

The independent non-executive directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the 2012 First Interim General Meeting of the Company for approval.

Voting result: 9 for, 0 against, with no abstention

6.	Passed the Proposal Regarding Nomination of Mr. Miao Jianmin as Candidate for the Non-executive Director of the Fourth Session of the Board of the Company

The independent non-executive directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the 2012 First Interim General Meeting of the Company for approval.

Voting result: 9 for, 0 against, with no abstention

Commission File Number 001-31914

7.	Passed the Proposal Regarding Nomination of Mr. Zhang Xiangxian as Candidate for the Non-executive Director of the Fourth Session of the Board of the Company

The independent non-executive directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the 2012 First Interim General Meeting of the Company for approval.

Voting result: 9 for, 0 against, with no abstention

8.	Passed the Proposal Regarding Nomination of Mr. Wang Sidong as Candidate for the Non-executive Director of the Fourth Session of the Board of the Company

The independent non-executive directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the 2012 First Interim General Meeting of the Company for approval.

Voting result: 9 for, 0 against, with no abstention

9.	Passed the Proposal Regarding Nomination of Mr. Sun Changji as Candidate for the Independent Non-executive Director of the Fourth Session of the Board of the Company

The independent non-executive directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the 2012 First Interim General Meeting of the Company for approval.

Voting result: 9 for, 0 against, with no abstention

10.	Passed the Proposal Regarding Nomination of Mr. Bruce D. Moore as Candidate for the Independent Non-executive Director of the Fourth Session of the Board of the Company

The independent non-executive directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the 2012 First Interim General Meeting of the Company for approval.

Voting result: 9 for, 0 against, with no abstention

11.	Passed the Proposal Regarding Nomination of Mr. Anthony Francis Neoh as Candidate for the Independent Non-executive Director of the Fourth Session of the Board of the Company

The independent non-executive directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the 2012 First Interim General Meeting of the Company for approval.

Voting result: 9 for, 0 against, with no abstention

Commission File Number 001-31914

12.	Passed the Proposal Regarding Convocation of 2012 First Interim General Meeting of the Company

Voting result: 9 for, 0 against, with no abstention

The biographies of the above-mentioned candidates for directorship, the declaration of the nominators of independent non-executive directors, and the declaration of the candidates for independent non-executive directorship will be announced together with the Notification of 2012 First Interim General Meeting of the Company.

Board of Directors of China Life Insurance Company Limited

May 22, 2012